Exhibit 99.11

September 29, 2021

BY ELECTRONIC MAIL

Institutional Shareholder Services Inc.

702 King Farm Boulevard, Suite 400

Rockville, MD 20850

Re:	ISS Proxy Analysis & Benchmark Policy Voting Recommendations for Rocky Mountain Chocolate Factory, Inc.

To Whom It May Concern:

Global Value Investment Corp. (“GVIC”) is a value-oriented investment research and advisory firm located in Milwaukee, Wisconsin. Employing a long-term, value-oriented investment discipline, GVIC is a patient investor willing to work with company management to improve operations with an expectation that its efforts will translate into superior shareholder returns.

GVIC currently beneficially owns 8.1% of the common stock of Rocky Mountain Chocolate Factory, Inc. (“RMCF” or the “Company”). As you are aware, on June 24, 2021, GVIC nominated five highly qualified, independent candidates for election to the board of directors of RMCF (the “Board”) at the 2021 annual meeting of the stockholders (the “Annual Meeting”). After weeks of constructive negotiations, including discussions on matters of corporate strategy, governance, and financial performance, on August 12, 2021, GVIC entered into a cooperation agreement with the Company pertaining to, among other things, the appointment of a representative of GVIC, Jeffrey Geygan, to the Board.

On that date, I assumed sole portfolio management responsibility for GVIC’s position in RMCF. For the avoidance of doubt, the views expressed herein are those of GVIC alone. This letter does not speak for Jeffrey Geygan in his capacity as a member of the Board.

On June 28, 2021, AB Value Partners (together with its affiliates, including members of a group subsequently formed under Section 13(d) if the Exchange Act of 1934, the “Dissident Group”) nominated five candidates for election to the Board at the Annual Meeting. Two of these candidates, Andrew Berger and Mary Thompson, had been members of the Board since January 2020.

In connection with the nomination of candidates by the Dissident Group, on September 26, 2021, Institutional Shareholder Services Inc. (“ISS”) issued a report (the “ISS Report”) which recommended that shareholders vote for the Dissident Group’s nominees.

GVIC has reviewed the ISS Report and finds its conclusions fundamentally flawed. In short, the ISS report discounts recent corporate governance changes at the Company, endorses the election of directors that ISS admits lack a sufficiently developed and detailed operational plan, ignores the obvious and potentially disastrous consequences of its recommendation on executive succession, and overlooks the recent settlement with the Company’s largest franchisee.

GVIC believes that ISS should revisit its flawed analysis, with careful attention paid to the enormous sway that ISS holds over the outcome of the Annual Meeting and the consequences should its recommendations be followed by shareholders.

After carefully reviewing the soliciting material of both the Company and the Dissident group, including each group’s operational and governance plans, GVIC has reached the conclusions below.

Recent Corporate Governance Changes are Satisfactory

The Board has been sufficiently reconstituted in recent months. On June 18, 2021, Rahul Mewawalla was appointed to the Board, and on August 12, 2021, Jeffrey Geygan was appointed to the Board. On August 30, 2021, after a comprehensive search process (during which individuals nominated by both GVIC and the Dissident Group were considered), Elizabeth Charles and Gabriel Arreaga were added to the slate of directors nominated by the Company for election at the Annual Meeting. The ISS Report states that “the need for incremental board change seems clear,” yet seems to ignore the substantial refreshment that has occurred and it proposed.

Additionally, on July 21, 2021, RMCF announced the separation of the roles of chairperson and CEO, and committed to appointing an independent director as chairperson. Mr. Mewawalla was subsequently appointed to this role.

Concerningly, ISS glosses over the fact that Andrew Berger, one of the Dissident Group’s nominees, has been a director for the Company for nearly 18 months before his nomination by the Dissident Group. In soliciting material filed with the SEC on September 20, 2021, RMCF states “Mr. Berger has been a sitting director of RMCF since January 2020 and has had numerous opportunities since joining the Board to offer constructive input. Yet he has failed to offer any ideas or proposals regarding the Company’s strategy.” Indeed, GVIC finds scant evidence that Mr. Berger had any measurable impact on the issues that the Dissident Group now claims are so urgent.

RMCF’s Detailed Operational Plan is Superior to that of the Dissident Group

On September 20, 2021, RMCF released an investor presentation laying out its corporate strategy. Key initiatives include brand refreshment, growing distribution channels (including expanding the franchisee network), and enhancing its ecommerce strategy – points that GVIC advocated for and believes are critical to unlocking shareholder value. GVIC finds this plan thoughtful, measured, and reasonable.

GVIC finds the Dissident Group’s operational plan lacking in detail and focus. Furthermore, the ISS Report states that “When the dissidents are seeking board control, ISS looks for a well-reasoned and detailed business plan (including the dissident’s strategic initiatives), a transition plan that describes how the change in control of the company will be effected, and, in cases when management continuity may be an issue, the identification of a qualified and credible new management team.” The ISS report goes on to state that “the dissident has not disclosed a sufficiently detailed go-forward plan to merit outright control of the board.”

GVIC agrees with ISS’s conclusion that the Dissident Group’s go-forward plan is not sufficiently detailed. It spells out well-established issues yet only offers superficial resolutions such as “RMCF needs to create a more profitable model” or “there are numerous opportunities RMCF should be pursuing based off customer trends.”

Most concerningly, the Dissident Group has not identified a CEO candidate. The Company is in the middle of an extensive CEO search that has likely already been negatively impacted by the uncertainty of the Dissident Group’s proxy contest. GVIC is deeply concerned that other members of senior management would quickly exit if the Dissident Group’s nominees were elected. This could impose substantial expense – in addition to significant disruption – on the Company at a critical time.

Refreshment of the Company’s executives is an idea to which few shareholders – including GVIC – would object. Indeed, RMCF has already committed to appoint a new CEO and the incumbent CEO has committed to the RMCF nominees to support and orderly transition. In GVIC’s opinion, ISS failed to consider the disruptive consequence of its recommendation on executive succession, which is unnecessarily and dangerously disruptive to the business.

RMCF’s Dispute with Immaculate Confection is Already Resolved

In a press release earlier today, RMCF makes the following statement regarding its relationship with Immaculate Confection, its Canadian franchisee: “We now have a good working engagement, after resolving this dispute in early August, and we are working productively with Immaculate Confection to generate new business opportunities for RMCF. The dissident group’s Andrew Berger knows this because he voted on August 4 to approve the settlement.”

Despite this resolution being a matter of public record, and despite Mr. Berger’s obvious awareness of this settlement through his role as a director of the Company, the Dissident Group’s soliciting material includes an objective labeled “Our Priorities: Canadian Franchisee – Reach Mutually Beneficial Agreement with Immaculate Confections.” Supporting language goes on to state that “RMCF’s current plan is to formally terminate all remaining contracts between the parties.” This is a moot point – the matter has been resolved, as Mr. Berger is well aware. The failure of ISS to identify the Dissident Group’s oversight – or blatant misrepresentation – should give shareholders serious pause.

RMCF’s September 28, 2021 press release states that “management has also been conducting meaningful discussions with Immaculate Confection to explore ways we can further integrate or possibly consolidate our North American operations, expand on their success in developing exceptional packaging lines, and deepen our relationship and grow our business together. This is an exciting example of RMCF’s strategy in action.”

In GVIC’s opinion, the acquisition of Immaculate Confection by RMCF is sensible – a sentiment that we have previously expressed to the Company. The combination of Immaculate Confection and RMCF would provide an avenue to quickly refresh the Company’s branding, packaging, and positioning. Additionally, Immaculate Confection’s CEO would be uniquely positioned to immediately become the CEO of the combined entity.

We do not believe that Immaculate Confection would consummate a transaction should the Dissident Group’s nominees be elected. We view this as an existential threat to RMCF: Immaculate Confection presents an immediate avenue to a refreshed and reinvigorated brand, but if its relationship with RMCF sours, it could become a formidable competitor. In GVIC’s opinion, ISS overlooks this pernicious consequence in its recommendation.

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ISS has recommended the election of the Dissident Group’s nominees to the Board, which GVIC believes may result in a change of control, executive departures, and business disruptions that could permanently impair the franchise. In GVIC’s opinion, ISS’s recommendation is wrong.

The strategy offered by RMCF presents a far more compelling, cohesive, and shareholder-friendly option than the non-specific plan offered by the Dissident Group. GVIC is stunned that ISS failed to reach the same conclusion.

As a large shareholder with a substantial economic interest in of RMCF, I respectfully request that ISS address the concerns contained in this letter and respond promptly.

Sincerely yours,

James P. Geygan

Portfolio Manager

Cc:	Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, Colorado 81303
Attention: Tracy D. Wojcik, Corporate Secretary